FILER:

 COMPANY DATA:
 COMPANY CONFORMED NAME:                 ALLIANT ENERGY CORPORATE SERVICES, INC
 CENTRAL INDEX KEY:
 STANDARD INDUSTRIAL CLASSIFICATION:
 IRS NUMBER:
 STATE OF INCORPORATION:
 FISCAL YEAR END:

 FILING VALUES:
 FORM TYPE:                              U-6B-2
 SEC ACT:
 SEC FILE NUMBER:
 FILM NUMBER:

 BUSINESS ADDRESS:
 STREET 1:                               222 WEST WASHINGTON AVENUE
 CITY:                                   MADISON
 STATE:                                  WI
 ZIP:                                    53703
 BUSINESS PHONE:                         608-252-3311

 MAIL ADDRESS:
         STREET 1:                       P.O. BOX 192
         CITY:                           MADISON
           STATE:                        WI
           ZIP:                          53701-0192




SECURITIES AND EXCHANGE COMMISSION
Washington D. C. 20549

FORM U-6B-2

Certificate of Notification

ALLIANT ENERGY CORPORATE SERVICES, INC.
(Formerly known as "Alliant Services Company, Inc.")

     This certificate is filed by Alliant Energy Corporate Services, Inc.("Servco") on behalf of itself and Alliant Energy Integrated Services Company,("AEIS")(formerly "Alliant Energy Industrial Services, Inc."), Alliant Energy Field Services, Alliant Energy Integrated Services Company, Alliant Energy Integrated Services-Energy Management LLC, Alliant Energy Integrated Services-Energy Solutions LLC, Alliant Energy International, Inc.("AEI")(formerly "IES International Inc."), Alliant Energy Investco, Inc.("Investco")(formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Resources Inc.("AER"), Alliant Energy Transportation, Inc.("AET")(formerly "IES
Transportation Inc."), Capital Square Financial Corporation("CSFC"), Cedar Rapids and Iowa City Railway Company("CRANDIC"), Energys, Inc., Energy Performance Services, EUA Cogenex, Heartland Energy Group, Heartland Properties,("HPI"), Heartland Energy Services, Inc.("HES"), IEA Delaware, IEI Barge Services Inc.("Barge"), Industrial Energy Applications, Inc.("IEA"), Iowa Land & Building Company("ILBC"), Prairie Ridge Business Park, LP("Prairie"), RMT, Inc., Schedin & Associates, Inc.("Schedin"), SVBK consulting Group, Inc., Transfer Services, Inc ("Transfer")(formerly "IES Transfer Services Inc."), Village Lakeshares Inc.("Village"), Whiting Petroleum Corporation("Whiting"), and Williams Bulk Transfer.

     This certificate is notice that Alliant Energy Resources, Inc., during the period from October 1, 2001 through December 31, 2001, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].

1. Type of the security - Commercial paper notes issued by Alliant Energy Resources, Inc.

2.   Issue, renewal or guaranty - New Issues

3.   Principal amount - See Schedule 1

4.   Rate of interest - See Schedule 1

5. Date of issue, renewal or guaranty - From October 1, 2001 through December 31, 2001

6.   If renewal of security, give date of original issue - Not Applicable

7.   Date of maturity of each security - various ranging from 1 day to 100 days.

8.   Name of the person to whom each security was issued, renewed or guarantied:
     Cede & Co.

9.   Collateral given with each security: None

10.  Consideration received for each security: See Schedule 1

11.  Application of proceeds of each security: See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of
        a. the  provisions  contained in the first  sentence of6(b), :
        b. the  provisions  contained  in the fourth  sentence of 6(b), :
        c. the provisions contained in any rule of the commission other than Rule U-48, : X

13.  Not Applicable

14.  Not Applicable

15   Exempt from provisions of 6(a) under Rule 52.


                     ALLIANT ENERGY CORPORATE SERVICES, INC.

Date:   February 6, 2002             By:
        -----------------            -------------------------------------------
                                     Edward M. Gleason, VP - Treasurer





                                  Form U-6B-2
                                   Schedule 1

ALLIANT ENERGY CORPORATE SERVICES, INC.

PERIOD FROM OCTOBER 1, 2001 THROUGH DECEMBER 31, 2001

1. During the period from October 1, 2001 through December 31, 2001, Alliant Energy Resources, Inc. issued commercial paper to fund borrowings of participants from the Non-Utility Money Pool as follows:

                          October          November          December         Quarter
  -------------------------------------------------------------------------------------------
  Beginning Balance      $ 569,000,000    $ 585,000,000     $ 378,110,000    $   569,000,000
  CP Issued              $ 497,500,000    $ 640,000,000     $ 516,000,000    $ 1,653,500,000
  CP Matured             $ 481,500,000    $ 846,890,000     $ 510,500,000    $ 1,838,890,000
  Ending Balance         $ 585,000,000    $ 378,110,000     $ 383,610,000    $   383,610,000


2.   The weighted average interest rate for the period was as follows:

            October             2.926%
            November            2.906%
            December            2.963%
            QUARTER             2.932%

3. During the period indicated above, Alliant Energy Corporate Services, Inc. ("Services") acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the principal amount of net short-term borrowings and (repayments) by month during the Reporting Period are as follows:

                                                  Beginning           Borrowing/                Ending
Participant                    Month              Balance            (Repayment)               Balance
------------------------------------------------------------------------------------------------------------

Alliant Energy                 October              321,859.35         (31,390.78)            353,250.13
Field Services                 November             353,250.13         (21,754.87)            375,005.00
                               December             375,005.00         (48,033.23)            423,038.23

Alliant Energy                 October            4,779,129.31        (289,468.76)          5,068,598.07
Integrated Services Company    November           5,068,598.07        (292,810.60)          5,361,408.67
                               December           5,361,408.67         301,129.66           5,060,279.01

Alliant Energy                 October           12,940,308.94        (180,878.52)         13,121,187.46
Integrated Services Company    November          13,121,187.46        (193,400.05)         13,314,587.51
Energy Management LLC          December          13,314,587.51         211,572.10          13,103,015.41

Alliant Energy                 October            1,427,678.49         (44,007.02)          1,471,685.51
Integrated Services Company    November           1,471,685.51         (55,826.66)          1,527,512.17
Energy Solutions LLC           December           1,527,512.17         105,330.11           1,422,182.06

Alliant Energy                 October          384,569,026.97      (4,662,712.16)        389,231,739.13
International, Inc.            November         389,231,739.13      (6,375,251.12)        395,606,990.25
                               December         395,606,990.25      (3,737,720.30)        399,344,710.55

Alliant Energy                 October           45,558,430.79        (855,405.15)         46,413,835.94
Investments, Inc.              November          46,413,835.94        (675,083.72)         47,088,919.66
                               December          47,088,919.66      (4,027,083.44)         51,116,003.10

Alliant Energy                 October            4,496,951.28         (27,107.31)          4,524,058.59
Transportation, Inc.           November           4,524,058.59        (805,007.62)          5,329,066.21
                               December           5,329,066.21       5,508,381.62            (179,315.41)

Capital Square                 October           (5,509,381.38)       (256,463.90)         (5,252,917.48)
Financial Corp.                November          (5,252,917.48)        (47,495.17)         (5,205,422.31)
                               December          (5,205,422.31)        755,526.34          (5,960,948.65)

Cedar Rapids &                 October           (3,773,310.28)      2,117,467.86          (5,890,778.14)
Iowa City Railway              November          (5,890,778.14)        989,186.27          (6,879,964.41)
                               December          (6,879,964.41)     (6,879,964.41)                  0.00

Energys, Inc.                  October              711,515.38         (52,275.69)            763,791.07
                               November             763,791.07          11,975.84             751,815.23
                               December             751,815.23          76,096.16             675,719.07

Energy Performance Services    October           18,818,315.17        (700,587.37)         19,518,902.54
                               November          19,518,902.54        (627,442.86)         20,146,345.40
                               December          20,146,345.40           9,890.19          20,136,455.21

EUA Cogenex                    October           66,472,389.01      (1,709,190.04)         68,181,579.05
                               November          68,181,579.05        (407,995.30)         68,589,574.35
                               December          68,589,574.35        (282,876.84)         68,872,451.19

Heartland Energy               October            8,968,702.15      (7,930,342.11)         16,899,044.26
Group                          November          16,899,044.26      (7,506,161.81)         24,405,206.07
                               December          24,405,206.07         513,166.90          23,892,039.17

Heartland                      October             (659,420.99)         50,665.72            (710,086.71)
Properties, Inc.               November            (710,086.71)         18,441.41            (728,528.12)
                               December            (728,528.12)      8,458,042.63          (9,186,570.75)

HES                            October            2,016,380.69         (12,361.89)          2,028,742.58
                               November           2,028,742.58         (12,080.20)          2,040,822.78
                               December           2,040,822.78          11,259.65           2,029,563.13

IEA Delaware                   October           16,525,916.03         (90,952.08)         16,616,868.11
                               November          16,616,868.11         191,529.42          16,425,338.69
                               December          16,425,338.69       1,313,783.89          15,111,554.80

IEI Barge                      October             (561,754.44)        398,847.32            (960,601.76)
Services, Inc.                 November            (960,601.76)        101,478.44          (1,062,080.20)
                               December          (1,062,080.20)        107,426.59          (1,169,506.79)

Industrial Energy              October           28,853,071.69        (988,760.88)         29,841,832.57
Applications, Inc.             November          29,841,832.57      (1,104,948.20)         30,946,780.77
                               December          30,946,780.77       4,415,120.12          26,531,660.65

Iowa Land & Building           October           15,702,864.70        (317,205.06)         16,020,069.76
Company                        November          16,020,069.76      15,684,466.37             335,603.39
                               December             335,603.39        (258,283.46)            593,886.85

Prairie Ridge                  October                3,457.15         (11,751.66)             15,208.81
Business Park, L.P.            November              15,208.81            (276.57)             15,485.38
                               December              15,485.38          (9,789.66)             25,275.04

RMT, Inc.                      October           (4,602,276.69)       (161,510.74)         (4,440,765.95)
                               November          (4,440,765.95)        158,866.23          (4,599,632.18)
                               December          (4,599,632.18)        696,041.46          (5,295,673.64)

Schedin &                      October            1,006,236.93         116,197.78             890,039.15
Associates, Inc.               November             890,039.15         (32,175.36)            922,214.51
                               December             922,214.51          (2,125.49)            924,340.00

SVBK Consulting                October            1,814,163.99        (109,280.34)          1,923,444.33
Group, Inc.                    November           1,923,444.33        (126,865.52)          2,050,309.85
                               December           2,050,309.85        (129,872.75)          2,180,182.60

Transfer                       October             (141,864.93)         (8,667.55)           (133,197.38)
Services, Inc.                 November            (133,197.38)         13,266.02            (146,463.40)
                               December            (146,463.40)        (53,846.83)            (92,616.57)

Village Lakeshares,            October            2,758,802.69          89,038.55           2,669,764.14
Inc.                           November           2,669,764.14         104,378.54           2,565,385.60
                               December           2,565,385.60          63,482.52           2,501,903.08

Whiting Petroleum              October          164,873,085.39       3,091,542.04         161,781,543.35
Corporation                    November         161,781,543.35      (3,152,462.20)        164,934,005.55
                               December         164,934,005.55       6,089,522.60         158,844,482.95

Williams Bulk                  October            4,786,554.74          27,551.15           4,759,003.59
Transfer                       November           4,759,003.59         (86,015.51)          4,845,019.10
WPLH Commodities Trading LLC   December           4,845,019.10           4,993.12           4,840,025.98






4. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.

5. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

     a. Alliant Energy Field Services, LLC. - Holding Company for a partial interest in gas pipe-line investments.

     b. Alliant Energy Integrated Services Company - Holding Company.

     c. Alliant Energy Integrated Services-Energy Management LLC - Provides energy information services.

     d. Alliant Energy Integrated Services-Energy Solutions LLC - Provides energy consulting and solutions.

     e. Alliant Energy International, Inc. (formerly "IES International Inc.") -Investments in foreign utilities.

     f. Alliant Energy Investments, Inc. (formerly "IES Investments Inc.") - Holding company for miscellaneous investments in real estate and venture capital.

     g. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of AEC.

     h. Alliant Energy Transportation, Inc. (formerly "IES Transportation Inc.")
- Holding company for transportation related subsidiaries.

     i. Capital Square Financial Corp. - Financing services.

     j. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

     k. Energys, Inc. - Installation and service of energy systems.

     l. Energy Performance Services, Inc. - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

     m. EUA Cogenex - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

     n. Heartland Energy Group - Natural gas commodity and management services company.

     o. Heartland Properties, Inc. - Real estate management and community development.

     p. HES - Holding company with an ownership in ReGenCo LLC.

     q. IEA Delaware - Parent company for 3 gas and oil pipelines located in Texas.

     r. IEI Barge Services Inc. - Barge terminal and hauling services.

     s.  Industrial  Energy  Applications,   Inc.  -  Commodities-based   energy
services.

     t. Iowa Land & Building Company - Real estate purchasing.

     u. Prairie Ridge Business Park, LP - Real estate holding company.

     v. RMT, Inc. - Environmental consulting and engineering.

     w. Schedin & Associates, Inc. - Energy consulting.

     x. SVBK - Consulting firm.

     y. Transfer Services, Inc. (formerly IES Transfer Services Inc) - Operates storage facilities.

     z. Village Lakeshares Inc. - Real estate and community development.

     aa. Whiting Petroleum Corporation - Crude oil production.

     bb. Williams Bulk Transfer - Bulk materials transloading & storage facility